FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                       For the month of October, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                      SALE OF FRAMLINGTON TO AXA COMPLETED

Framlington Holdings Limited (FHL), which is co-owned by HSBC Holdings plc and Comerica Incorporated, has completed the sale of its 90.8 per cent stake in London-based asset manager Framlington Group Limited to AXA Investment Managers SA (AXA IM).

HSBC Holdings plc indirectly owns 51 per cent of FHL while Comerica Incorporated holds 49 per cent. To acquire FHL's stake in Framlington Group, AXA IM has paid a consideration of GBP178.3 million in cash with a net asset adjustment to be determined.

The sale was announced in July of this year and has received regulatory approval from the Financial Services Authority. AXA IM is a member of the AXA Group.

Notes to editors:

1. The HSBC Group
Serving over 110 million customers worldwide, the HSBC Group has approximately 9,700 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,467 billion at 30 June 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

2. Comerica Incorporated
Comerica Incorporated (NYSE: CMA) is a financial services company headquartered in Detroit, strategically aligned into the Business Bank, Small Business & Personal Financial Services, and Wealth & Institutional Management. Comerica focuses on relationships, and helping businesses and people be successful. Comerica reported total assets of $54.3 billion at September 30, 2005.

3. AXA Group
AXA is a leader in Financial Protection, a business that involves offering its customers - individuals as well as small, mid-sized and large businesses - a wide range of products and services that meet their insurance, protection, savings, retirement and financial planning needs throughout their lives. AXA reported assets under management totalling EUR827 billion at June 30, 2005, net revenues of EUR37 billion and underlying earnings of EUR1.436 billion for first-half 2005.

4. AXA Investment Managers
AXA IM is a multi-specialist asset management company within the AXA Group, a world leader in financial protection and wealth management. AXA IM is one of the largest European-based asset managers with approximately EUR382.4 billion*** under management. AXA IM employs over 2,100 people*** and serves clients in thirteen countries. ***Source: AXA IM as at 30th June 2005 ends





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  31 October 2005